Form 51-102F3
Material Change Report

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CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change
The date of material change is April 7, 2011

Item 3	News Release
The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is April 7, 2011.

Item 4	Summary of Material Change
Western Copper Announces Updated Pre-Feasibility Study On Casino Project

Item 5	Full Description of Material Change
See attached news release dated April 7, 2011

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted.

Item 8	Executive Officer
The following senior officer of the Company is knowledgeable about the material change disclosed in this report.
DALE CORMAN , Chairman & CEO
Tel: (604) 684-9497

Item 9	Date of Report
This Report is dated April 7, 2011